SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129




08001840

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

(Ticker Code:1928)

Sekisui House, Ltd.

April 3, 2008

1-88, Oyodonaka 1-chome, Kita-ku, Osaka
President & Representative Director
Isami Wada

NOTICE OF THE 57TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We are pleased to invite you to the 57th Ordinary General Meeting of Shareholders of Sekisui House, Ltd. (the "Company" or "Sekisui House"). Details of the meeting are given below.

If you are unable to attend the meeting, it is still possible to exercise your voting rights either in writing or via the Internet. To exercise voting rights in writing, please study the reference documents below and indicate on the enclosed voting form whether you approve or disapprove the proposals listed, and return it to the Company by 6:00 p.m. of Wednesday, April 23, 2008. To exercise voting rights via the Internet, please refer to next page, Guidelines regarding the exercise of a voting right via the Internet.

1. Date and Time: 10:00 a.m., Thursday, April 24, 2008

2. Place of the Meeting: Umeda Stella Hall
3F, Tower West, Umeda Sky Building
1-30, Oyodonaka 1-chome, Kita-ku, Osaka

3. Agenda:

Items for reporting:

1. Reports on the Business as of January 31, 2008, and the Consolidated Financial Statements and Non-Consolidated Financial Statements for the 57th fiscal year ended January 31, 2008 (February 1, 2007 - January 31, 2008)
2. Report on the Results of Audit conducted by the Accounting Auditor and the Board of Corporate Auditors with respect to the Consolidated Financial Statements for the 57th fiscal year ended January 31, 2008

Propositions to be tabled:

No.1	Appropriation of retained earnings for the 57th fiscal year ended January 31, 2008
No.2	Changes to a part of the Articles of Incorporation
No.3	Election of 14 Directors
No.4	Election of 2 Corporate Auditors
No.5	Provision of Bonus to Directors as a group

4. Guideline of the Exercise of Voting Rights:

Please refer to next page, Guideline of the Exercise of Voting Rights.

If attending the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the meeting

[**Translation**: Please note that this document purports to be a translation from the Japanese original Notice of Convocation of the Ordinary General Meeting of Shareholders 2008 of Sekisui House, Ltd. prepared for the convenience of foreign readers. However, in the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please also be advised that certain statements regarding voting procedures for domestic shareholders are not applicable to the shareholders outside Japan.]

Guideline of the Exercise of Voting Rights

1. Announcement method if the statements of the Reference Documents for General Meeting of Shareholders and other documents are amended:

   In case that any amendment to the statements of the Reference Document for General Meeting of Shareholders, business report and consolidated financial statements, or non-consolidated financial statements is necessary, please be advised that the Company will post such amendments where applicable on the Company's website (http://www.sekisuihouse.co.jp).

2. Handling of votes if a voting right is exercised using both mail and the Internet:

   In case that a voting right is exercised using both mail and the Internet, then only the vote registered via the Internet will be recognized as valid.

3. Handling of votes if a voting right is exercised more than once via the Internet:

   In case that a voting right is exercised more than once via the Internet, only the last vote will be recognized as valid.

4. Guidelines regarding the exercise of a voting right via the Internet:

   When exercising a voting right via the Internet, the Company cordially requests shareholders to carefully read the matters stated below before any exercise of their voting rights.

(1) Website for exercising votes:

① Exercising a voting right can only be made by accessing our designated website for the exercise of voting rights (http://www.evote.jp/) from your personal computers or mobile phones (i-mode, EZweb, Yahoo! *Keitai*). However, it is not possible to gain access to the designated website from 2:00 AM to 5:00 AM.
* The "i-mode", "EZweb" and "Yahoo!" are trademarks or registered trademarks of NTT DoCoMo, Inc., KDDI Corporation and Yahoo! Inc. of the U.S., respectively.

② Depending on the Internet connection of your computer (i.e., if a shareholder sets up a firewall, installs any security software or uses a proxy server), the service may not be available.

③ When exercising a voting right through mobile phones, please use either of the services provided by i-mode, EZweb or Yahoo! *Keitai*. In addition, please note that if the handset of your mobile phone is incompatible with the SSL (Secure Socket Layer) transmission or other transmission service through mobile phones, the service may not be available for security reasons.

④ While the exercise of a voting right via the Internet is received by 6:00 p.m. on 23rd April, 2008 (Wednesday), it is best to exercise your voting rights as soon as possible. If you have any inquiries, please contact the help desk below.

(2) Internet voting procedure:

① On the website for the exercise of voting rights (http://evote.jp/), please use the log-in ID and temporary password which are shown on the vote exercise form. After logging in, please indicate whether you approve or disapprove the items on the agenda by following the instructions on the display screen.

② To prevent unauthorized access to the website by persons other than the shareholder (spoofing) or alteration of votes submitted, the Company requests the users change the temporary password given to the shareholder to another password on the website for the exercise of voting rights.

③ The Company will inform you of the new log-in ID and temporary password at every convocation of general meetings of shareholders.

(3) Connection charges when accessing the exercise of voting rights website:

Any connection charges to be incurred when accessing the website for the exercise of voting rights (all dial-up connection charges and call charges) must be borne by the exercising shareholder. Similarly, if the shareholder uses a mobile phone to vote, the exercising shareholder must bear the costs incurred by paying by packet pack communications and other call charges.

(4) Method to receive the notice of convocation:

If a shareholder wishes to receive a notice of convocation by email, please follow the procedures listed on the website for the exercise of voting rights. After following such procedures, the Company will send the notice of convocation by email for the next meeting of shareholders. (Please note that this procedure cannot be taken from mobile phones and the email address of your mobile phone cannot also be designated as the recipient.)

Mitsubishi UFJ Trust and Banking Corporation

Corporate Agency Service Support: dial-in 0120 (173) 027 *

Business Hours: from 9:00am to 9:00 pm (call free)

5. Electronic Voting Platform

If you are a nominee shareholder such a trust bank (including a standing proxy) and apply in advance to use the electronic voting platform operated by ICJ, Inc. established by TSE and others, you are entitled to use the platform for uses other than the aforementioned exercise of your voting rights electronically via the Internet as a method for exercising your voting rights.

Note:* The service is available in Japanese only.

Attached Documents

Business Report
For the Fiscal Year Ended Jan. 31, 2008

1. Business Conditions

1) Progress and Results of Sekisui House Group

During the fiscal year ended January 31, 2008, the Japanese economy registered a mild recovery at the outset as companies increased their capital expenditures on the back of brisk performance, and private consumption made a recovery thanks to an improved employment environment. Nevertheless, continuously high raw materials prices and the subsequent turbulence in global financial markets which was triggered by the sub-prime mortgage crisis in the United States have had a significant impact on crude oil and other commodity prices, leaving the future economic outlook uncertain.

In the housing market, prices of built-for-sale housing including condominiums rose as the percentage decrease in land prices shrunk across the country and land prices began to increase in metropolitan areas. Also, now that demand from the second baby boomer generation has run its course and uncertainties over the economy have grown, the market outlook has become bleak. In addition, confusion over and a resultant delay in the building-confirmation application procedure following the enforcement of the amended Building Standards Law resulted in a sharp decline in new housing starts in July and thereafter, which has exerted a far-reaching impact on the economy. Meanwhile, the sub-prime mortgage crisis delivered a major blow to the Japanese stock market, and erosion of the value of stock investment trust funds and other financial assets in Japan became a major factor in diminishing incentives for housing investment. The above being the case, the housing sector as a whole was slow.

Against this backdrop, we put onto the market new lines that we expect to become our future mainstays and took a series of actions designed to reinforce Built to Order Housing Business, while at the same time investing proactively in a new urban redevelopment project.

Sekisui House, Ltd. and its Group companies (the Group) has made a full-fledged launch of a project aimed at facilitating the distribution of secondary housing, in which we repurchase detached housing and *Sha-Maison* low-rise apartments of our own development and drastically remodel them for resale along with our warranty since March 2007. We hope that this new initiative will help to accelerate the country's switchover to become a recycling society.

Out of our concern for environmental issues, we have expanded the scope of our "zero emission" initiatives, which have already been achieved at our manufacturing factories and new construction sites, to the remodeling business. In more concrete terms, in October we became the first in the industry to bring down waste generated from remodeling sites across the nation to virtually zero by way of authorized waste disposal across administrative boundaries. As a part of our "*Gohon no ki*" gardening concept, in which we plant trees of original species and native varieties suited to regional climates after

the model of *satoyama* natural woodlands, which has helped to foster the rich natural environment in Japan, we set up a "*Gohon no ki - Bird Field Guide*" mobile phone website, in the hopes of working hand in hand with our customers to maintain ecosystems and the natural environment of their community.

Below are the results of each business segment.

Built to Order Housing Business

In the detached house business, we introduced to the market the seismic damping *Be Ecord* and *IS Order* lines, which come equipped with *SHEQAS* (the Sekisui House Earth Quake Absorbed System) and *TAFCLEAR* (Toughness, Anti-stain, Facing + Clear) painting, completing our full lineup of "earthquake-resistant," "seismic damping," and "base isolated structure" steel-frame detached houses.
In an attempt to expand sales of our *Sha-Wood* wood-framed lines, we added *Yukari*, featuring enhanced Japanese elegance, to our Japanese-style lines, which are currently experiencing a growing demand.
This *Yukari* received the Good Design Award 2007 in the Architecture and Environment Design Category.

In response to the demand for low-rise apartments which is becoming increasingly individual and diverse, we launched *Villace* and *Curavie*, our new offerings that incorporate our know-how in detached housing and whose stately appearance matches with the surrounding landscape, in a bid to enhance our marketing strength.

Real Estate for Sale Business

In our Built for Sale Housing Business, we remained active in purchasing land for sale in order to promote sales of quality housing complexes with high added values, such as safety/disaster-mitigation features. We also organized the sales promotion event *Machinami Sankan-bi* (visits to existing subdivisions with superior living environments) throughout the country in a bid to expand our sales share.

In order to ensure that our urban development projects live up to the ideas laid out in our "*Declaration of Sustainability*" and that we fulfill our responsibility for future generations, we established the "Urban Development Charter". Towards the goal of creating a community that grows and matures with its residents, rather than simply providing shelters, we are embracing the concept of "beauty that blooms with time" – the longer you live in a community, the greater the beauty it takes on and the value its residents attach to it.

In recognition of our efforts to "develop communities sustainable into the future," we received the Minister of the Environment's FY2007 Commendation for Global Warming Prevention Activity.

In the Condominiums business, we offered high-value-added lines both in terms of their facilities and surroundings, by launching *GM Higashi-Totsuka*, which incorporates the Japan Meteorological Agency's Earthquake Warning system (one of the largest in the country), and *GM Kichijoji Court*, a triplex terrace

house spread out over three floors and by developing attractive neighborhoods for our condominiums that blend into the surrounding landscape through the use of our extensive know-how amassed in the detached housing business. Going forward, we will continue to devote our resources to metropolitan and other areas where the demand for high-value-added condominiums is high, while enhancing our brand value even further.

The sales of our retained interest in Akasaka Garden City office building and part of our stake in Tokyo Mid-town contributed greatly to the performance of the fiscal year under review.
As shown by the recent decision concerning *Gotenyama Project*, a large-scale urban redevelopment project in Tokyo, we will continue making aggressive investments in this business and carry out projects based on our time-honored philosophy on urban development.

Real Estate for Leasing Business

With maximizing synergies within the Sekisui House Group through a tighter alliance with Sekiwa Real Estate companies, management of leasing properties, such as block leasing, performed well. We also made aggressive efforts in ensuring orders for block leasing and management of leasing properties, while at the same time offering services that allow customers to search properties that match their lifestyle, for example, rental housing where tenants are allowed to keep a pet, thus increasing the satisfaction of both owners and residents. We also worked on creating quality stock by sustaining a high occupancy rate and extensive involvement in the maintenance of properties, directing the Group's entire energies to the strengthening of our proposal capacity.

Other Businesses

For the remodeling business, we reached out to owners of our existing stock built by the company. Our proposals range from space design, namely, the alteration of room arrangements according to their current lifestyle, to remodeling them into environmentally-friendly, energy-efficient housing, by way of promoting the spread of high performance sashes and installing high-efficiency water heaters and solar power generation systems.

For the exterior business, we promoted the creation of a rich natural environment that achieves harmony between humankind and nature, and provides an ecological link with surrounding woods and woodlot by planting trees of the original species and native varieties of the region in accordance with our "*Gohon no ki*" gardening concept.

For the business results for this fiscal year, consolidated orders totaled 1,577,087 million yen, a decrease of 2.1% year-on-year, and non-consolidated orders by 3.2% down to 1,189,159 million yen.
Consolidated net sales increased by 0.1% to 1,597,807 million yen. Consolidated operating income decreased by 1.7% to 109,727 million yen, consolidated recurring income by 0.6% to 114,086 million yen, and consolidated net income by 3.7% to 60,352 million yen.

The Company carried out share buyback of 2.5 million shares in March and 30 million shares in June 2007 and plans to cancel these repurchased treasury stock.

2) Issues for Sekisui House Group

Weak private consumption growth and the lingering effects of the sub-prime mortgage crisis warrant no optimism concerning the economy's prospects. Against this backdrop, we will remain aggressive in our marketing efforts so that we can achieve our growth strategies.

We aim to expand our sales share by developing proactive marketing policies with a focus on the three new offerings that we have launched this fiscal year in the areas of steel-frame and wood-frame detached housing and rental housing, while also putting more efforts into the promotional events of *Sumai no Sankan-bi* (visits to existing housing built by the company) and *Machinami Sankan-bi*. In addition, we will remain an active investor in blue-chip properties in a bid to strengthen our real estate sales.

To counteract the worrying rise in prices of raw materials, we will implement thorough cost-cutting measures based on a review of our designs and construction techniques, as well as stricter process controls. We believe that these measures will improve profit margins without sacrificing our market competitiveness.

In order to promote efficient management of production equipment, we will begin intensive production of materials, along with ongoing programs for labor saving, among others.

3) Breakdown of Orders and Net Sales of Sekisui House Group

Millions of yen

	Orders brought forward from previous year	Orders for the year to Jan. 2008	Net sales for the year to Jan. 2008	Orders carried forward to the following year
Built to Order Housing	359,210	697,963	704,506	352,666
Real Estate for Sale	104,578	387,233	403,083	88,728
Real Estate for Leasing	—	334,530	334,530	—
Other Business	101,346	157,360	155,686	103,020
Total	565,135	1,577,087	1,597,807	544,416

Note:

Each business division is set out in 6) Major businesses.

4) Business Results and Financial Situation

1. Business Results and Financial Situation of Sekisui House Group

Millions of yen

	Year to Jan. 2005	Year to Jan. 2006	Year to Jan. 2007	Year to Jan. 2008
Net sales	1,372,243	1,501,857	1,596,183	1,597,807
Net income	23,659	43,029	62,663	60,352
Net income per share (¥)	¥33.80	¥62.94	¥89.26	¥87.70
Total assets	1,140,231	1,098,203	1,278,770	1,349,441
Net assets	666,475	685,762	798,302	770,963

Notes:

1. Net income per share is calculated based on the average total number of shares issued during the term concerned (treasury stock was excluded).
2. From the fiscal year ended January 2007, the Accounting Standard for Presentation of the Net Assets item of Balance Sheet (Corporate Accounting Standard No. 5, December 9, 2005) and the Accounting Standard for Presentation of the Net Assets item of Balance Sheet Application Guidelines (Corporate Accounting Standards Application Guideline No. 9, December 8, 2005) have been applied.

5) Plant-and-equipment investment and conditions of financing

The aggregate amount of plant-and-equipment investments made by the Sekisui House Group for the year ended January 2008 amounted to 54,413 million yen and the main component was acquisition of the real estate for investments.

Funds that were procured by the Company during the fiscal year under review were borrowing from the financial institutions amounted to 40,000 million yen and issuing unsecured straight bonds amounted to 60,000 million yen.

6) Major Businesses

The Company and the Sekisui House Group companies are involved in the contract design, construction, and letting of prefabricated houses. We also buy and sell, act as agents for, lease and manage real estate. The position of each company within the Group is illustrated below.

Built to Order Housing Business	● Designs and builds steel, wooden and concrete houses and condominiums The main affiliated companies of this division are Sekiha, Ltd., Sekiwa Construction Higashi Tokyo, Ltd., Sekiwa Construction Saitama, Ltd., and Sekiwa Construction Hiroshima, Ltd.
Real Estate for Sale Business	● Sells houses and real estate, designs, constructs, and contracts for sale housing on estate land, conducts urban redevelopment projects and commercial buildings transactions The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., and Sekiwa Real Estate Tohoku, Ltd.
Real Estate for Leasing Business	● Leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc. The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., and Sekiwa Real Estate Tohoku, Ltd.
Other Business	● Designs and constructs condominiums and commercial buildings, and contracts remodeling of houses, and designs and constructs landscape gardens The main affiliated companies of this division are Sekisui House Remodeling, Ltd., Greentechno Sekiwa, Ltd., and Landtech Sekiwa, Ltd.

The outline of the major business of the Sekisui House Group is set out below:


Housing construction and exteriors
Sekiwa Construction Higashi Tokyo, Ltd.
Greentechno Sekiwa, Ltd.
And other companies
Housing materials supplier
Sekiha, Ltd.
And other companies
Sekisui House, Ltd.
Providing of materials
Leasing of real estate
Housing Construction
Leasing of real estate
Trade of real estate
House Remodeling
Sekisui House Remodeling, Ltd.
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd. and other companies
SGM Operation Co., Ltd. and other companies
Housing Construction
House remodeling
Construction of commercial buildings, house remodeling
Leasing of real estate
Trade of real estate
Customer
Other Business
Customer
Real Estate for Leasing
Customer
Real Estate for Sale
Customer
Built to Order Housing

7) Major Operations of Sekisui House Group

1. Location of Major Operations of the Company

Head office:	1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Tokyo office:	15-1, Akasaka 4-chome, Minato-ku, Tokyo
Sales and project headquarters:	City
Tohoku Sales Administration Headquarters	Sendai
Tokyo Sales Administration Headquarters	Shibuya-ku, Tokyo
Kanagawa Sales Administration Headquarters	Yokohama
Saitama Sales Administration Headquarters	Saitama
Higashi Kanto Sales Administration Headquarters	Chiba
Kita Kanto Sales Administration Headquarters	Utsunomiya
Chubu Daiichi Sales Administration Headquarters	Nagoya
Chubu Daini Sales Administration Headquarters	Shizuoka
Hokuriku Sales Administration Headquarters	Kanazawa
Kansai Daiichi Sales Administration Headquarters	Osaka
Kansai Daini Sales Administration Headquarters	Kyoto
Hyogo Sales Administration Headquarters	Kobe
Chugoku Sales Administration Headquarters	Hiroshima
Shikoku Sales Administration Headquarters	Takamatsu
Kyushu Sales Administration Headquarters	Fukuoka
Tokken Building Projects Headquarters	Osaka
Condominium Headquarters	Osaka
Development Headquarters	Osaka
House Purchase & Resale Department	Osaka
Branches:	152 branches
Customer service centers:	66 Customer Service Centers
Factories:	
Tohoku Factory	Shikama-cho, Kami-gun, Miyagi Prefecture
Kanto Factory	Koga-City, Ibaraki Prefecture
Shizuoka Factory	Kakegawa-City, Shizuoka Prefecture
Shiga Factory	Ritto-City, Shiga Prefecture
Yamaguchi Factory	Yamaguchi-City
Hyogo Factory	Kato- City, Hyogo Prefecture
Azai Factory	Nagahama- City, Shiga Prefecture
R&D Institute	
Comprehensive Housing R&D Institute	Kizugawa- City, Kyoto Prefecture

Note:

Kansai Daiichi Sales Administration Headquarters and Hyogo Sales Administration Headquarters were integrated and incorporated as Kansai Daiichi Sales Administration Headquarters on March 1, 2008.

2. Address of Major Operations of subsidiary companies

Sekiwa Real Estate, Ltd.	Head office: 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo
Sekiwa Real Estate Kansai, Ltd.	Head office: 1-30, Oyodonaka 1-chome, Kita-ku, Osaka
Sekiwa Real Estate Chubu, Ltd.	Head office: 5-28, Meieki 4-chome, Nakamura-ku, Nagoya
Sekiwa Real Estate Chugoku, Ltd.	Head office: 1-25, Komachi, Naka-ku, Hiroshima
Sekiwa Real Estate Kyushu, Ltd.	Head office: 25-21, Hakataekimae 3-chome, Hakata-ku, Fukuoka
Sekiwa Real Estate Tohoku, Ltd.	Head office: 16-10, Honcho 2-chome, Aoba-ku, Sendai
Sekisui House Remodeling, Ltd.	Head office: 1-90, Oyodonaka 1-chome, Kita-ku, Osaka
SGM Operation Co., Ltd.	Head office: 13, Koyochonaka 5-chome, Higashinada-ku, Kobe
Sekiha, Ltd.	Head office: 27-3, Ariso 2-chome, Imizu-City, Toyama Prefecture

8) Outline of main subsidiaries

Millions of yen

Company Name	Capital	Percentage owned	Main business
Sekiwa Real Estate, Ltd.	1,668	100.0%	Real Estate for Leasing and Sale
Sekiwa Real Estate Kansai, Ltd.	5,829	100.0%	Real Estate for Leasing and Sale
Sekiwa Real Estate Chubu, Ltd.	1,368	100.0%	Real Estate for Leasing and Sale
Sekiwa Real Estate Chugoku, Ltd.	379	100.0%	Real Estate for Leasing and Sale
Sekiwa Real Estate Kyushu, Ltd.	263	100.0%	Real Estate for Leasing and Sale
Sekiwa Real Estate Tohoku, Ltd.	200	100.0%	Real Estate for Leasing and Sale
Sekisui House Remodeling, Ltd.	100	100.0%	Other Business
SGM Operation Co., Ltd.	418	100.0%	Real Estate for Leasing
Sekiha, Ltd.	480	100.0%	Built to Order Housing

Note:

There are 82 consolidated subsidiaries, and six companies to which equity method of accounting is applied.

9) Employees

Outline of Sekisui House Group

Number of employees	Change compared to previous year
22,309	773 (increased)

Outline of Sekisui House, Ltd.

Number of employees	Change compared to previous year	Average age	Average length of employment
16,253	353 (increased)	38.2 years old	14.5 years

Note:

The number of employees stated above includes those dispatched to subsidiaries and the like.

10) Principal Lenders

Millions of yen

Name of lenders	Amount of loan
Sumitomo Mitsui Banking Corporation	20,000
Mizuho Corporate Bank, Ltd.	20,000
Mizuho Trust & Banking Co., Ltd.	20,000

2. Present Conditions of the Company, as of January 31, 2008

1) Description of Common Shares of the Company

1	Total number of shares authorized to be issued	1,978,281,000 shares
2	Total number of shares issued (including treasury stock)	709,385,078 shares (33,019,800 shares)
3	Total number of shareholders	35,281
4	Details of main shareholders are as follows:	

Name	Number of shares held (thousands)
Sekisui Chemical Co., Ltd.	72,168
Hero & Co.	34,074
Japan Master Trust Bank of Japan, Ltd. (Trust account)	31,969
Japan Trustee Services Bank, Ltd. (Trust account)	26,948
The Dai-Ichi Mutual Life Insurance Company	16,158
State Street Bank & Trust Co.	15,703
Nomura Securities Co., Ltd.	14,160
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	13,624
Northern Trust Company (AVFC) Sub-account American Clients	13,205
Sekisui House *Ikushikai*	11,133

Notes:

1. Hero & Co. is the nominee of shares deposited for issuance as American Depository Receipts (ADRs) of the Company.
2. Sekisui House *Ikushikai* is the Company's employee stock ownership plan.

2) Outlines of Stock Acquisition Rights

1. Outlines of Stock Acquisition Rights as of January 31, 2008

・Number of stock acquisition rights

102 units

・Type and number of shares to be issued upon exercise of stock acquisition rights

102,000 common shares of the Company (1,000 shares for one unit)

・The total number of stock acquisition rights held by Directors, Executive Officers and Corporate Auditors.

Posts	Name	Issuance price	Exercise period of stock acquisition rights	Number of stock acquisition rights	Number of the possessors
Directors	No.1 Stock Acquisition Rights (Stock compensation-type stock option)	1 yen per one share	between April 28, 2006 and April 27, 2026	34	13
	No.2 Stock Acquisition Rights (Stock compensation-type stock option)	1 yen per one share	between June 8, 2007 and June 7, 2027	39	13
Executive Officers	No.1 Stock Acquisition Rights (Stock compensation-type stock option)	1 yen per one share	between April 28, 2006 and April 27, 2026	13	13
	No.2 Stock Acquisition Rights (Stock compensation-type stock option)	1 yen per one share	between June 8, 2007 and June 7, 2027	16	13
Corporate Auditors	—	—	—	—	—

Note:

The number of Executive Officers stated in the above table does not include Executive Officers who concurrently hold the office of Directors.

2. Outlines of Stock Acquisition Rights that were issued in the fiscal year under review

・Name of stock acquisition rights

No.2 Stock Acquisition Rights (Stock compensation-type stock option)

・Number of stock acquisition rights

55 units

・Type and number of shares to be issued upon exercise of stock acquisition rights

55,000 common shares of the Company (1,000 shares for one unit)

・Issuance price

1,571 yen per one share

・Amount to be paid in upon exercise of each stock acquisition right

1 yen per one share

・Exercise period of stock acquisition rights

The period in which stock acquisition rights are exercisable will be determined by the board of directors of the Company within the period between June 8, 2007 and June 7, 2027.

・Conditions for exercise of stock acquisition rights

(i) Holders of stock acquisition rights can exercise their stock acquisition rights from the day following the day on which they lose their positions as directors of the Company or its consolidated subsidiaries (including corporate officers in a case where the Company turns into "company with committees" in the future); corporate auditor, or executive officers (the "start date of exercise of stock acquisition rights").

(ii) Notwithstanding the description in the above item (i), if either of the following two cases (a) or (b) occurs, holders of stock acquisition rights can exercise their stock acquisition rights within the periods specified (provided, however, that with respect to (b), the foregoing shall not be applied to a case in

which stock acquisition rights of the reorganized company are assigned to the holders of stock acquisition rights).

(a) Holders of stock acquisition rights are not allowed the start date of exercise of stock acquisition rights to commence before June 7, 2026

Between June 8, 2026 and June 7, 2027

(b) A general meeting of shareholders of the Company approves a resolution for a merger contract in which the Company is extinguished or a resolution for a share exchange or transfer contract or plan in which the Company becomes a wholly-owned subsidiary.

For 15 days from the date following the date on which the approval is granted

(iii) If holders of stock acquisition rights waive their rights, they cannot exercise the rights.

(iv) No partial exercise of a single stock acquisition right is allowed.

(v) The other terms and conditions of the Stock Acquisition Rights shall be provided for in the Stock Acquisition Rights Allotment Agreement entered into between the Company and individual officers to whom stock acquisition rights were allotted.

·Terms and Conditions for acquisition of stock acquisition rights:

If a meeting of shareholders of the Company approves proposals (1), (2), (3), (4) and (5) below, the Company may acquire the stock acquisition rights without compensation on a date separately determined by the Board of Directors (if an approval is not necessary, then, the day on which the Board of Directors of the Company adopts a resolution).

(1) a proposal for approval of a merger contract in which the Company is to be dissolved;

(2) a proposal for approval of a corporate division agreement or plan under which the Company undergoes a split;

(3) a proposal for approval of a share exchange or transfer contract or plan in which the Company becomes a wholly-owned subsidiary;

(4) a proposal for approval of changes in the Articles of Incorporation to establish the provisions that the Company's approval is required for acquisition by transfer of any shares issued by the Company;

(5) a proposal for approval of changes in the Articles of Incorporation to establish the provisions that the Company's approval is required for acquisition by transfer of shares to be issued upon exercise of stock acquisition rights, or that the Company shall acquire all such shares to be issued upon exercise of stock acquisition rights by resolution of the general meeting of shareholders.

·Possession situation

	Number of stock acquisition rights	Number of the possessors
Director	39	13
Executive Officers	16	13
Total	55	26

Note:

The number of Executive Officers stated in the above table does not include Executive Officers who concurrently hold the post of Directors.

3) Directors and Corporate Auditors

1. Names and posts of Directors and Corporate Auditors

President & Representative Director:	Isami Wada
Executive Vice President & Director:	
Tadashi Iwasaki	Executive Vice President & Executive Officer Assistant to the President, In charge of personnel affairs President & Representative Director of Sekisui House Umeda Operation Co., Ltd.
Kazuo Yoshimitsu	Executive Vice President & Executive Officer Assistant to the President, In charge of real estate and Tokken Building Projects, General Manager of Development Headquarters
Directors:	
Akira Morimoto	Senior Managing Officer, In charge of environment and construction
Sumio Wada	Senior Managing Officer, In charge of technology, design and purchasing
Shiro Inagaki	Senior Managing Officer, in charge of accounting & finance, information & computer system and auditing
Yoshiro Kubota	Senior Managing Officer, in charge of general affairs, legal and public relations, General Manager of CS Promoting Headquarters
Toshinori Abe	Senior Managing Officer, In charge of Metropolitan Area Administration and House Purchase & Resale, Chief Manager of Corporate Management Planning Department
Yuzo Matsumoto	Managing Officer, General Manager of Manufacturing Headquarters
Fumiaki Hirabayashi	Managing Officer, General Manager of Tokyo Administration Office President & Representative Director of Sumai no Toshokan Co., Ltd.
Toshiharu Arakawa	Managing Officer, in charge of TKC Project and Care Facilities Promotion, Chief Manager of Corporate Marketing Department President & Representative Director of Sekiwa Support System, Ltd.
Kiyohide Hirabayashi	Managing Officer, in charge of West Japan Administration, General Manager of Kansai Daiichi Sales Administration Headquarters
Takashi Uchida	Managing Officer, Chief Manager of Accounting & Finance Department
Full-Time Standing Corporate Auditors:	
Hiroshi Itawaki	
Kenichi Kawauchi	
Corporate Auditors:	
Takaharu Dohi	Lawyer
Katsuya Kittaka	Full-time Corporate Auditor of Sekisui Chemical Co., Ltd

Notes:

1. Director Mr. Yoshiro Kubota was newly elected at the 56th General Meeting of Shareholders held on April 26, 2007 and assumed the office.
2. Corporate Auditors Messrs. Takaharu Dohi and Katsuya Kittaka are outside Corporate Auditors as prescribed in Section 16 of Article 2 of the Corporation Law.
3. In order to promote prompt management through a clear distinction between the decision-making and the business operations of the management system and to create a management structure that can accurately meet the needs of a volatile economic and market environment, the Company has adopted an Executive Officer System. In addition to the executive officers mentioned above, who simultaneously serve as Directors, the Company has a Board of thirteen (13) full-time executive officers, appointed on January 31, 2008.
4. Director Kiyohide Hirabayashi retired from the office of the Managing Officer on February 29, 2008.
5. In addition to the above, Directors and Corporate Auditors who concurrently hold the important post of other companies are stated below.

Directors:

Name	Company in which Directors and Corporate Auditors of the Company hold an concurrent post	Post
Isami Wada	Sekiwa Real Estate Tohoku, Ltd.	Chairman & Director
	Sekiwa Real Estate, Ltd.	Director
	Sekiwa Real Estate Kansai, Ltd.	Director
	Sekiwa Real Estate Chubu, Ltd.	Director
	Sekiwa Real Estate Kyushu, Ltd.	Director
	Almetax Manufacturing Co., Ltd.	Executive Advisor & Director
Tadashi Iwasaki	SGM Operation Co., Ltd.	Director
	Sekiwa Real Estate Kansai, Ltd.	Corporate Auditor
	Sekiwa Real Estate Chugoku, Ltd.	Corporate Auditor
	Sekiwa Real Estate Kyushu, Ltd.	Corporate Auditor
	Sekiwa Real Estate Tohoku, Ltd.	Corporate Auditor
	Sekisui House Remodeling, Ltd.	Corporate Auditor
Sumio Wada	Sekiha, Ltd.	Director
Shiro Inagaki	The Mortgage Corporation of Japan, Limited	Director
Toshinori Abe	Sekiwa Real Estate, Ltd.	Corporate Auditor
Yuzo Matsumoto	Sekiha, Ltd.	Director
Kiyohide Hirabayashi	Sekiwa Real Estate Kansai, Ltd.	Corporate Auditor

Takashi Uchida	Japan Excellent Asset Management Co., Ltd. SGM Operation Co., Ltd.	Director Corporate Auditor

Corporate Auditors:

Name	Company in which Directors and Corporate Auditors of the Company hold an concurrent post	Post
Hiroshi Itawaki	Sekiha, Ltd.	Corporate Auditor
	Almetax Manufacturing Co., Ltd.	Corporate Auditor
	Senko Co., Ltd.	Corporate Auditor
Takaharu Dohi	Urban Corporation	Director
	Kansai Telecasting Corporation	Director
	Komatsu Ltd.	Corporate Auditor
	The Kansai Electric Power Co., Inc.	Corporate Auditor
	Hankyu Hanshin Holdings, Inc.	Corporate Auditor
	Kawase Computer Supplies Co., Ltd.	Corporate Auditor
Katsuya Kittaka	Sekisui Plastics Co., Ltd.	Corporate Auditor
	Almetax Manufacturing Co., Ltd.	Corporate Auditor

2. Remunerations paid for Directors and Corporate Auditors

	Directors		Corporate Auditors (Outside Corporate Auditors)		Total	
	Number of people	Remunerations (Millions of yen)	Number of people	Remunerations (Millions of yen)	Number of people	Remunerations (Millions of yen)
Remunerations based on a general meeting of shareholders' resolution	13	381	4 (2)	71 (24)	17	452
Stock compensation-type stock options (stock acquisition rights)	13	45	—	—	13	45
Officers' bonuses accounted for as costs	13	220	—	—	13	220

Notes:

1. Remuneration and like payments have been made to the Directors based on the resolution (43 million yen or less per month for all Directors as a group) of the 43rd Ordinary General Meeting of Shareholders held on April 27, 1994, and also to Corporate Auditors based on the resolution (9 million yen or less per month for all Corporate Auditors as a group) of the 55th Ordinary General Meeting of Shareholders held on April 27, 2006.
2. Stock compensation-type stock options (stock acquisition rights) were issued by the resolution of the Board of Directors held on May 17, 2007, based on the resolution of the 56th Ordinary General Meeting of Shareholders held on April 26, 2007.
3. The officers' bonuses accounted for as costs in the above table are made in consideration for the services rendered during the fiscal year under review and are scheduled to be paid based on a resolution to be adopted at the 57th Ordinary General Meeting of Shareholders that will be held on April 24, 2008.

3. Matters concerning Outside Corporate Auditors

·The principal performance of outside Corporate Auditors during the fiscal year under review:

Post	Name	Principal performance
Corporate Auditor	Takaharu Dohi	Mr. Dohi attended all 13 meetings out of 13 meetings of the Board of Directors and all 13 meetings out of 13 meetings of the Board of Corporate Auditors. He stated timely opinions from a legal viewpoint as a lawyer and based on his knowledge and experience as other company's outside officers.
Corporate Auditor	Katsuya Kittaka	Mr. Kittaka attended 11 meetings out of 13 meetings of the Board of Directors and 11 meetings out of 13 meetings of the Board of Corporate Auditors. He stated timely opinions based on his knowledge and experience as other company's outside officers.

· Outlines of agreement to limit outside Corporate Auditor's liability:

The Company entered into an agreement with each of all the outside Corporate Auditors that if outside Corporate Auditor causes damages to the Company by neglect of his or her duty, where deemed his or her conduct to be made in good faith without gross negligence, his or her liability under each agreement is without fail limited to the sum of the amount provided by the items in Article 425, Section 1 of the Corporation Law.

4) Outline of Accounting Auditor

1. Name Shin Nihon & Co.

2. Remuneration

	Remuneration
The aggregate amount of remuneration payable to Accounting Auditor by the Company	¥75 million
The aggregate amount of remuneration payable to Accounting Auditor	¥166 million

Note:
The amount of remuneration for auditing made pursuant to the Corporation Law and the amount of remuneration pursuant to the Financial Instrument and Exchange Law are not divided in the Auditing Agreement, which both the Company and the Accounting Auditor agreed to. Also, since it is impossible to state separately in practice, the amount represents the total amount of the remuneration paid by the Company.

3. Details of Non-Audit Service

The Company commissions the non-audit service, that is, advisory services for maintenance, management and assessment of the effectiveness of the internal control system over financial reporting to the Accounting Auditor, in addition to services specified in Article 2, Paragraph 1 of the Certified Public Accountants Law.

4. Dismissal or Non-reappointment of Accounting Auditor

If any of the dismissal reasons provided by Article 340 of the Corporation Law is applicable to the Accounting Auditor, the Board of Corporate Auditors shall dismiss the Accounting Auditor subject to the consent of all Corporate Auditors, and if the Company considers that it is impossible for the Accounting Auditor to appropriately carry out the duties, the Company shall submit a proposal of the dismissal or non re-appointment of the Accounting Auditor to a general meeting of shareholders subject to consent or requests from the Board of Corporate Auditors.

5) System to be ensured to be duly executed

1. **System by which execution of duties by Directors is ensured to comply with laws and ordinances and the Articles of Incorporation of the Company**
   (1) In the light of achieving the corporate philosophy of the Company and materializing corporate management on the basis of the compliance with laws and ordinances and the Articles of Incorporation, the Company hereby sets forth the Conduct Code with which officers and employees of the Company should comply.
   (2) Holding regularly lectures and training sessions for compliance for Directors, the Company will exert to have knowledge and understanding of laws and ordinances, etc. required for the execution of duties by Directors penetrated into Directors.
   (3) The Board of Directors shall decide on important matters relating to the operation of business based on laws and ordinances, internal regulations and the aforesaid Conduct Code and oversee the execution of duties by Directors.
   (4) The Board of Directors shall elect and oversee Executive Officers executing assigned duties under the Representative Director's instruction and order.
   (5) The Board of Directors shall hold a meeting once per month in principle pursuant to laws and ordinances and the Regulations of the Board of Directors.
   (6) The Representative Director and Executive Officers shall make report on the status of execution of duties at the meeting of the Board of Directors.
   (7) Corporate Auditors shall audit execution of duties by Directors and Executive Officers in accordance with the audit standard set forth pursuant to laws and ordinances and internal regulations of the Company.

2. **System under which information regarding execution of duties by Directors shall be maintained and controlled**
   The following documents relating to the execution of duties (including electronic records; the same applicable hereinafter) shall be duly maintained and controlled upon condition that Directors and Corporate Auditors, etc. may inspect the same whenever necessary.
   ① Minutes and related materials of the general meeting of shareholders, the Board of Directors and important meetings which Directors attended;
   ② Important documents by which Director decided execution of duties (application document for decision making by rotation and related materials);
   ③ Important documents prepared by Director for execution of duties (contracts, memorandum, reports, etc.);
   ④ Important documents relating to execution of duties by Director.

3. **Regulation regarding Control of Risk for Loss and other System**
   (1) The Company shall arrange for and prepare regulation regarding risk control of the overall Company and regularly evaluate and control risk existing in the Company;

(2) The Company shall arrange for and prepare risk control system to deal with natural calamity or any emergency which may cause the Company incurred material loss and damage and procure dissemination and penetration thereof into the Company.

4. System under which Directors shall be ensured to efficiently execute duties

In order for duties of Directors executed through Executive Officers and employees being implemented efficiently, the Company shall set forth regulation for assignment of duties and thereby define duties and responsibilities.

5. System under which execution of duties by employees shall be ensured to comply with laws and ordinances and the Articles of Incorporation

(1) The Company shall set forth the Conduct Code for employees of the Company based on the Corporate Ethics of the Company and employees violating the same shall be duly punished under internal regulation including work regulation, etc.

(2) Through training sessions for compliance for employees, the Company will exert to have knowledge and understanding of laws and ordinances, etc. required for the execution of duties and the aforesaid Conduct Code penetrated into employees.

(3) The CSR Committee directly controlled by the President in which outside well informed persons participate and the CSR Office established in the Corporate Communication Department will promote CSR activities including arrangement for the compliance system.

(4) Internal help line windows will enable information regarding violation of laws and ordinances internally to be collected immediately and appropriate measures to be taken.

(5) Internal Audit Department shall conduct regularly audit.

6. System under which duties of group companies shall be ensured to be duly executed

(1) Each department shall give guidance and control a subsidiary in connection with assigned duties and a department specialized in subsidiaries control shall be established and give comprehensive guidance and control subsidiaries.

(2) Personnel for directors and corporate auditors of subsidiaries shall be dispatched from the Company, and control and audit execution of duties by directors of subsidiaries.

(3) The Internal Audit Department of the Company shall regularly audit subsidiaries which have not internal audit departments.

(4) The internal help line windows of the Company shall receive internal notification from employees of subsidiaries so that it will enable information regarding violation of laws and ordinances, etc. within subsidiaries to be collected immediately and appropriate measures to be taken.

(5) The Company will give guidance and control subsidiaries with respect to establishment of the independent internal control system on the basis of the operational environments such as the size, business, internal organizations of each subsidiary.

7. Matters related to employees to assist duties of Corporate Auditors when Corporate Auditors requests to do so and matters related to independence of the employees from Directors

Employees shall be selected to assist Corporate Auditors in their duties when Corporate Auditors so request. Selection of employees, etc. shall be determined upon respecting intention of the Board of Corporate Auditors and mutual consultation.

8. Matters related to independence of the employees of item (7) above from Directors

Employees selected to assist Corporate Auditors in their duties shall not be under instruction and order of the senior person with respect to the duties requested by Corporate Auditors and transfer, evaluation and punishment with respect to the employee shall be determined upon respecting opinions of the Board of Corporate Auditors.

9. System under which Directors and employees report to Corporate Auditors and system under which any report is made to Corporate Auditors

(1) Directors and Executive Officers shall from time to time report the status of execution of duties at the meeting of the Board of Directors and other important meeting which Corporate Auditors attend.

(2) Directors and Executive Officers shall immediately report to Corporate Auditors whenever finding any fact which might cause material loss and damage to the Company or subsidiaries.

(3) Documents by which decision was made, minutes of important meeting such as the Board of Directors, audit report prepared by the Internal Audit Department, other important documents related to audit of Corporate Auditors shall be forwarded to Corporate Auditors.

10. Furthermore, system under which audit by Corporate Auditors is ensured to efficiently to be performed

(1) Corporate Auditors and the Internal Audit Department shall keep close contact through exchange of opinions and corporate each other so that audit by each party shall be conducted efficiently and effectively.

(2) Corporate Auditors and Accounting Auditors shall have meetings regularly and corporate each other so that audit duties of each shall be conducted efficiently and effectively.

Note:

Amounts of the Business Report are given in the stated unit of the presentation, by disregarding any amount less than the stated unit of the presentation.

CONSOLIDATED BALANCE SHEETS

As of January 31, 2008

Millions of yen

Assets	1,349,441	Liabilities	578,477
Current assets	**927,463**	**Current Liabilities**	**379,603**
Cash on hand and deposits with banks	60,236	Notes payable and accounts payable-construction	160,836
Notes receivable and accounts receivable-construction	84,589	Commercial paper	40,000
Marketable securities	139	Accrued income taxes	27,529
Inventories	709,184	Advances received	87,032
Deferred tax assets	45,522	Allowance for bonuses	17,030
Other current assets	29,634	Allowance for bonuses to directors	859
Allowance for doubtful accounts	(1,843)	Reserve for warranty on completed works	2,799
		Other current liabilities	43,514
Fixed Assets	**421,977**	**Long-term Liabilities**	**198,873**
Tangible fixed assets	**244,247**	Straight bonds	59,976
Buildings	112,363	Long-term loans payable	60,441
Structures	14,730	Deposit and warranty	54,665
Machinery and equipment	6,078	Deferred tax liability	25
Land	105,110	Accrued retirement benefits for employees	20,107
Constructions in progress	5,964	Accrued retirement benefits for directors, corporate auditors and executive officers	1,235
Intangible fixed assets	**8,356**	Negative goodwill	47
Industrial property	40	Other long-term liabilities	2,375
Ground lease	2,011	**Net assets**	**770,963**
Software	5,356	**Shareholders' Equity**	759,715
Utility rights	79	**Paid-in capital**	186,554
Telephone rights	868	**Capital surplus**	254,126
Investments and other assets	**169,373**	**Retained earnings**	377,564
Investments in securities	85,798	**Less treasury stock, at cost**	(58,530)
Long-term loans receivable	33,713	**Valuation and translation adjustments**	10,889
Prepaid pension costs	6,917	Net unrealized holding gain (loss) on securities	10,893
Deferred tax assets	4,941	Deferral hedge gains and losses	(4)
Other investments and assets	39,486	**Stock acquisition rights**	67
Allowance for doubtful accounts	(1,484)	**Minority Interests**	292
Total Assets	**1,349,441**	**Total Liabilities and Shareholders` Equity**	**1,349,441**

CONSOLIDATED STATEMENT OF INCOME	
From February 1, 2007 to January 31, 2008	
Millions of yen	
Net sales	**1,597,807**
Cost of sales	**1,269,243**
Gross profit on sales	**328,564**
Selling, general and administrative expenses	**218,836**
Operating income	**109,727**
Non-operating income	**8,289**
Interest and dividend received	2,799
Equity in earnings of affiliates	224
Other income	5,265
Non-operating loss	**3,930**
Interest paid	1,153
Other expenses	2,777
Recurring income	**114,086**
Extraordinary income	**175**
Gain from sales of investment securities	175
Extraordinary loss	**4,830**
Loss on devaluation of real land held for sale	3,375
Loss from sales or retirement of fixed assets	888
Loss on devaluation of investment in securities	566
Income before taxes	**109,432**
Current Income taxes	36,778
Deferred income taxes	12,267
Minority interests	34
Net income	**60,352**

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(From February 1, 2007 to January 31, 2008)

Millions of yen

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stocks	Total
Balance at end of previous period	186,554	254,133	333,837	(662)	773,862
Changes for this period					
Dividends from surplus	—	—	(16,625)	—	(16,625)
Net income	—	—	60,352	—	60,352
Gain of treasury stocks	—	—	—	(57,856)	(57,856)
Increase due to change in equity	—	—	—	(48)	(48)
Sale of treasury stocks	—	(6)	—	36	30
Net changes of items other than "Shareholders' equity" during this period	—	—	—	—	—
Total changes during this period	—	(6)	43,726	(57,868)	(14,147)
Balance at end of this period	186,554	254,126	377,564	(58,530)	759,715

	Valuation and translations adjustments				Stock acquisition rights	Minority interests	Total net assets
	Net unrealized holding gain(loss) on securities	Deferral hedge gains and losses	Translation adjustment	Total			
Balance at end of previous period	24,035	—	145	24,181	—	258	798,302
Changes for this period							
Dividends from surplus	—	—	—	—	—	—	(16,625)
Net income	—	—	—	—	—	—	60,352
Gain of treasury stocks	—	—	—	—	—	—	(57,856)
Increase due to change in equity	—	—	—	—	—	—	(48)
Sale of treasury stocks	—	—	—	—	—	—	30
Net changes of items other than "Shareholders' equity" during this period	(13,141)	(4)	(145)	(13,292)	67	33	(13,191)
Total changes during this period	(13,141)	(4)	(145)	(13,292)	67	33	(27,338)
Balance at end of this period	10,893	(4)	—	10,889	67	292	770,963

List of Notes to Consolidated Financial Statements

1. Notes to Significant Matters which are Basis for Preparation of Consolidated Financial Statements

1) Scope of Consolidation

Consolidated subsidiaries: 82, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd. and other companies.

Changes in scope of consolidation

Removed: SEKISUI DEUTSCHLAND BAU G. m. b. H. completed the liquidation

Sekiwa Construction Yamato, Ltd. and 5 other companies were extinguished due to a merger with other subsidiary

All 82 subsidiaries are consolidated.

2) Application of equity method

Affiliated companies accounted for by the equity method: 6 including Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor Co., Ltd., The Mortgage Corporation of Japan, Ltd., Almetax Manufacturing Co., Ltd. and PFI Mizu to Midori no Kenko-toshi, Ltd., Japan Power Fastening Co., Ltd.

Changes in scope of equity method

Added: Japan Power Fastening Co., Ltd. The Company acquired additional shares of Japan Power Fastening Co., Ltd.

Investment in the 6 related companies is accounted for by the equity method.

3) Term-ends of consolidated subsidiaries

The fiscal year of Sky Rail Service Co., Ltd. ends on March 31. In preparing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of January 31 and utilizes these accounts.

4) Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full net asset costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value:

At cost based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

Tangible fixed assets:

The Company applies the straight-line method to buildings (excluding attached structures), and the declining balance method to other tangible assets.

(Change in accounting policies)

From the fiscal year under review onward, pursuant to an amendment to the Corporation Tax Law (Law for Partial Amendment of Income Tax Law, etc., Law No. 6 of March 30, 2007; Cabinet Order for Partial Amendment of the Corporation Tax Law Enforcement Ordinance, Cabinet Order No. 83 of March 30, 2007), depreciation and amortization of tangible fixed assets acquired on and after April 1, 2007 have been recorded in accordance with the method stipulated in the amended Corporation Tax Law. The impact on "Operating income", "Recurring income" and "Income before income taxes and minority interests" is 389 million yen.

Intangible fixed assets:

The Company applies the straight-line method to intangible fixed assets.

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that fiscal year.

(c) Allowance for bonuses to directors

To prepare for bonus payments to directors, the Company provides for the estimated amount.

(d) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(e) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition.

Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(f) Reserve for retirement benefit to directors, executive officers and corporate auditors

To allow for retirement benefit to directors, executive officers and corporate auditors, the Company provides the required amounts at the end of the fiscal year based on internal regulations.

(4) Accounting for deferred assets

Bond issue cost is fully expensed as incurred.

(5) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are recognized as income or loss.

(6) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(7) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(d) Methods of assessing hedge effectiveness

For forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant instruments and hedge targets, and where the cash flow is fixed.

(8) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets are amortized on a straight line basis over 5 years. Other consumption taxes not subject to deductions are expensed in the consolidated fiscal year in which they arise.

5) Assessing the assets and liabilities of consolidated subsidiaries

The Company uses full market value method to assess the assets and liabilities of consolidated subsidiaries.

6) Amortization of Goodwill and Negative Goodwill

Goodwill and negative goodwill are amortized over 5 years using the straight-line method, beginning in the fiscal year in which they arise, except for cases where useful life can be estimated, in which case they are amortized over the estimated useful life based on a substantive analysis by the Company. In case that the amount of the goodwill is small, all amounts are recognized as income or loss in the year in which they arise.

7) Changes in Significant Matters which are Basis for Preparation of Consolidated Financial Statements

(1) Accounting standard and guidance for stock options, etc.

Effective from the fiscal year under review, we have adopted the "Accounting Standard for Share-based Payment" (Accounting Standards Board of Japan ("ASBJ") Statement No. 8, December 27, 2005) and the "Implementation Guidance on the Accounting Standard for Share-based Payment" (ASBJ Guidance No. 11, May 31, 2006). As a result, "Operating income", "Recurring income" and "Income before Income Taxes and Minority Interests" decreased by 67 million yen each.

(2) Accounting standards, etc. concerning business combinations

Effective from the fiscal year under review, we have adopted the "Accounting Standard for Business Combinations" (Business Accounting Council, October 31, 2003), the "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7, December 27, 2005), and the "Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No. 10, December 22, 2006). The adoption of this new accounting standard has no impact on consolidated statements of income.

2. Notes to the Consolidated Balance Sheet

1) Collateralized assets

Millions of yen

Collateralized assets		Secured liabilities	
Type	Book value at the end of year	Details	Balance at the end of year
Stocks	1	Liabilities of PFI Mizu to Midori no Kenko-toshi, Ltd.	—
Buildings	691	Deposits on contract	180
Land	3,733	Deposits on contract with establishment of leasehold	1,450
		Borrowings from banks	888
Total	4,426	Total	2,519

2) Accumulated depreciation of tangible fixed assets ¥ 159,994 million

3) Liabilities guaranteed

Long-term loans (for the purpose of acquiring homes) ¥ 61,730 million

(Additional information)

Changes in holding purpose of assets:

Investment properties of 1,260 million yen, which were reported under fixed assets as at January 31, 2007, have been reclassified under buildings for sale and land for sale. In addition, real estate held for sale of 6,924 million yen, which was reported under inventories as at January 31, 2007, has been reclassified under land and buildings.

3. Notes to the Statement of shareholders' equity

1) Total number of shares issued

Common shares 709,385,078 shares

2) Matters related to dividends

1. Dividends paid to shareholders:

a. Matters related to the dividends paid pursuant to the resolution of the 56th ordinary general meeting of shareholders held on April 26, 2007:

- Total amount of dividends; 8,508 million yen
- Dividends per share: 12.00 yen
- Record date: Jan. 31, 2007
- Effective date: Apr. 27, 2007

b. Matters related to the dividends (interim dividends) paid pursuant to the resolution of the meeting of the Board of Directors held on August 30, 2007:

- Total amount of dividends; 8,117 million yen
- Dividends per share: 12.00 yen
- Record date: Jul. 31, 2007
- Effective date: Sep. 28, 2007

2. Dividends whose record date belongs to the fiscal year under review will be effective after the fiscal year under review:

The following proposal for dividends will be submitted to the 57th ordinary general meeting of shareholders to be held on April 24, 2008:

· Total amount of dividends;	8,116 million yen
· Source of funds for dividends;	Retained earnings
· Dividends per share:	12.00 yen
· Record date:	Jan. 31, 2008
· Effective date:	Apr. 25, 2008

3) Number of shares to be issued if all the stock acquisition rights would be exercised at the balance sheet date of the fiscal year under review.

Common shares	102,000 shares

4) Notes to the information per share

1. Shareholders' equity per share	¥1,139.63
2. Net income per share	¥87.70

5) Notes to important subsequent event

At the meeting of the Board of Directors held on March 3, 2008, the Company adopted a resolution for cancellation of 32,500,000 shares of treasury stock, on condition that a reversal of general reserves is approved at the 57th Ordinary General Meeting of Shareholders to be held on April 24, 2008.

Note:

Amounts of the Consolidated Balance Sheet, Consolidated Statement of Income, Significant Consolidated Accounting Policies, Notes to Consolidated Balance Sheet and Consolidated Statement of Income are given in the stated unit of the presentation, by disregarding any amount less than the stated unit of the presentation.

NON-CONSOLIDATED BALANCE SHEETS

As of January 31, 2008

Millions of yen

Assets	1,238,622	Liabilities	539,283
Current assets	**856,168**	**Current Liabilities**	**391,415**
Cash on hand and deposits with banks	22,471	Notes payable-trade	64,242
Notes receivable-trade	121	Accounts payable-trade	40,562
Accounts receivable-construction	71,123	Accounts payable-construction	48,523
Accounts receivable-real estate	10,147	Commercial paper	40,000
Marketable securities	9	Accounts payable-other	5,934
Prepaid expenses for construction in progress	40,536	Accrued expenses	13,819
Buildings for sale	94,713	Income taxes payable	21,047
Land for sale	455,031	Consumption taxes payable	6,383
Land for sale in process	87,763	Advances received-construction	51,186
Half-finished goods and goods in progress	3,079	Advance received-other	9,142
Processed materials and stored goods	2,898	Deposits received	75,164
Advance payments	578	Allowance for bonuses	12,382
Prepaid expenses	6,234	Allowance for bonuses to directors	220
Accounts receivable-other	15,898	Reserve for warranty on completed works	2,798
Deferred tax assets	41,347	Other current liabilities	7
Other current assets	5,338		
Allowance for doubtful accounts	(1,124)		
Fixed Assets	**382,453**	**Long-term Liabilities**	**147,867**
Tangible fixed assets	**192,646**	Straight bonds	59,976
Buildings	77,113	Long-term debt	60,000
Structures	4,457	Deposits and guaranty received	8,286
Machinery and equipment	13,690	Accrued pension and severance costs	18,935
Vehicles and delivery equipment	164	Other long-term liabilities	669
Tools, furniture and fixtures	4,591		
Land	88,801		
Constructions in progress	3,827		
Intangible fixed assets	**6,663**	**Net assets**	**699,339**
Industrial property	27	**Shareholders' Equity**	**688,404**
Ground lease	1,608	**Paid-in capital**	**186,554**
Software	4,320	**Capital surplus**	**258,912**
Utility rights	20	Legal reserve	242,307
Telephone subscription rights	686	Other	16,604
Investments and other assets	**183,143**	**Retained earnings**	**301,300**
Investment in securities	82,310	Legal reserve	23,128
Investment in subsidiaries and partnership	39,009	Other	278,172
Long-term loans receivable	33,920	Reserve for dividends	18,000
Deposit and guaranty	13,810	General reserve	206,800
Long-term prepaid expenses	821	Retained earnings carried forward	53,372
Prepaid pension costs	5,978	**Treasury stock**	(58,362)
Deferred tax assets	2,178	**Valuation and translation adjustments**	10,867
Other investments	5,987	Net unrealized holding gain (loss) on securities	10,871
Allowance for doubtful accounts	(873)	Deferral hedge gains and losses	(4)
		Stock acquisition rights	67
Total Assets	**1,238,622**	**Total Liabilities and net assets**	**1,238,622**

NON-CONSOLIDATED STATEMENT OF INCOME	
From February 1, 2007 to January 31, 2008	
Millions of yen	
Net sales	**1,195,245**
Construction	891,437
Real estate	303,808
Cost of sales	**934,700**
Construction	707,843
Real estate	226,857
Gross profit on sales	**260,544**
Total gross profit from construction	183,593
Total gross profit from sales of real estate	76,950
Selling, general and administrative expenses	**173,799**
Operating income	**86,745**
Non-operating income	**9,792**
Interest and dividend received	5,223
Other income	4,569
Non-operating loss	**3,555**
Interest paid	545
Interest on bonds	598
Other expenses	2,411
Recurring income	**92,982**
Extraordinary income	**175**
Gain from sales of investment securities	175
Extraordinary loss	**4,641**
Loss on devaluation of real land held for sale	3,277
Loss from sales or retirement of fixed assets	797
Loss on devaluation of investment in securities	566
Income before taxes	**88,516**
Current Income taxes	26,178
Deferred income taxes	12,159
Net income	**50,179**

NON-CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(From February 1, 2007 to January 31, 2008)

Millions of yen

	Shareholders' equity								
		Additional paid-in capital			Retained earnings				
						other			
	Paid-in Capita	Capital reserve	Other legal capital surplus	Total	Legal reserve	Reserve for dividends	General reserve	Retained earnings carried forward	Total
Balance at end of previous period	186,554	242,307	16,610	258,918	23,128	15,000	176,800	52,818	267,746
Changes for this period									
Dividends from surplus	—	—	—	—	—	—	—	(16,625)	(16,625)
Provision for general reserve	—	—	—	—	—	—	30,000	(30,000)	—
Provision for reserve for dividends	—	—	—	—	—	3,000	—	(3,000)	—
Net income	—	—	—	—	—	—	—	50,179	50,179
Gain of treasury stock	—	—	—	—	—	—	—	—	—
Sale of treasury stock	—	—	(6)	(6)	—	—	—	—	—
Net changes of items other than "Shareholders' Equity" during this period	—	—	—	—	—	—	—	—	—
Total changes during this period	—	—	(6)	(6)	—	3,000	30,000	554	33,554
Balance at end of this period	186,554	242,307	16,604	258,912	23,128	18,000	206,800	53,372	301,300

	Shareholders' equity		Valuation and translation adjustments			Stock acquisition rights	Total net assets
	Treasury stocks	Total	Net unrealized holding gain (loss) on securities	Deferral hedge gains and losses	Total		
Balance at end of pervious period	(544)	712,674	24,115	—	24,115	—	736,790
Changes for this period							
Dividends from surplus	—	(16,625)	—	—	—	—	(16,625)
Provision for general reserve	—	—	—	—	—	—	—
Provision for reserve for dividends	—	—	—	—	—	—	—
Net income	—	50,179	—	—	—	—	50,179
Gain of treasury stock	(57,854)	(57,854)	—	—	—	—	(57,854)
Sale of treasury stock	36	30	—	—	—	—	30
Net changes of items other than "Shareholders' Equity" during this period	—	—	(13,243)	(4)	(13,247)	67	(13,180)
Total changes during this period	(57,817)	(24,269)	(13,243)	(4)	(13,247)	67	(37,450)
Balance at end of this period	(58,362)	688,404	10,871	(4)	10,867	67	699,339

1. Summary of Significant Accounting Policies

1) Basis and method of valuation of Assets:

(1) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

- Stocks with market value:

  Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

- Stocks with no available market value:

  At cost based on the moving average method

(2) Derivatives: Market value method

(3) Inventories:

(i) Prepaid expenses for construction in progress, Buildings for sale, Land for sale, and Land for sale in process: At cost based on actual cost method

(ii) Half-finished goods and goods in progress, Processed materials and Stored goods: At cost based on moving average method.

2) Depreciation of fixed assets:

(i) Tangible fixed assets: The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated to standards in accordance with corporate tax regulations.

(Change in accounting policies)

From the fiscal year under review onward, pursuant to an amendment to the Corporation Tax Law (Law for Partial Amendment of Income Tax Law, etc., Law No. 6 of March 30, 2007; Cabinet Order for Partial Amendment of the Corporation Tax Law Enforcement Ordinance, Cabinet Order No. 83 of March 30, 2007), depreciation and amortization of tangible fixed assets acquired on and after April 1, 2007 have been recorded in accordance with the method stipulated in the amended Corporation Tax Law. The impact on "Operating income", "Recurring income" and "Income before income taxes and minority interests" is 331 million yen.

(ii) Intangible fixed assets: The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated to standards in accordance with corporate tax regulations, except for company-use software, which is straight-line depreciated over its expected useful life of 5 years.

3) Basis for converting foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

4) Basis for accounting for allowances:

(i) Allowance for doubtful accounts:

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Allowance for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(iii) Allowance for bonuses to directors:

To prepare for bonus payments to directors the Company provides for the estimated amount.

(iv) Allowance for compensation payments on completed works:

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(vi) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

5) Accounting for deferred assets

Bond issue cost is fully expensed as incurred.

6) Accounting for lease transaction:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

7) Main hedge accounting methods:

(i) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(ii) Hedging instruments and targets:

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(iii) Hedging policies:

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(iv) Methods of assessing hedge effectiveness:

For forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

8) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. The amount in excess of consumption taxes subject to deductions are expensed in the fiscal year in which they arise.

9) Change in accounting policies

(1) Accounting standard and guidance for stock options, etc.

Effective from the fiscal year under review, we have adopted the "Accounting Standard for Share-based Payment" (Accounting Standards Board of Japan ("ASBJ") Statement No. 8, December 27, 2005) and the "Implementation Guidance on the Accounting Standard for Share-based Payment" (ASBJ Guidance No. 11, May 31, 2006). As a result, "Operating income", "Recurring income" and "Income before Income Taxes and Minority Interests" decreased by 67 million yen each.

(2) Accounting standards, etc. concerning business combinations

Effective from the fiscal year under review, we have adopted the "Accounting Standard for Business Combinations" (Business Accounting Council, October 31, 2003), the "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7, December 27, 2005), and the "Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No. 10, December 22, 2006). The adoption of this new accounting standard has no impact on consolidated statements of income.

2. Notes to the Balance Sheet

1) Collateralized assets

Millions of yen

Collateralized assets		Secured liabilities	
Type	Book value at the end of year	Contents	Balance at the end of year
Stocks	2	Liabilities of PFI Mizu to Midori no Kenko-toshi, Ltd.	—
Land	3,541	Deposits on contract with establishment of leasehold	1,450
Total	3,543	Total	1,450

2) Accumulated depreciation of tangible fixed assets ¥ 141,560 million

3) Liabilities guaranteed

Long-term loans (for the purpose of acquiring homes) ¥ 61,469 million

4) **Pecuniary claims and debts to affiliated companies**

Millions of yen

Short-term pecuniary claims to subsidiaries	2,373
Long-term pecuniary claims to subsidiaries	2,421
Short-term pecuniary debts to subsidiaries	82,140

5) **Pecuniary claims and debts to Directors**

Millions of yen

Long-term loans (for the purpose of acquiring homes)	28

(Additional information)

Changes in holding purpose of assets:

Investment properties of 1,260 million yen, which were reported under fixed assets, have been reclassified under land for sale. In addition, real estate held for sale of 6,253 million yen, which was reported under inventories, has been reclassified under land and buildings.

3. Notes to the Statement of Income

Transactions with subsidiaries	*Millions of yen*
Sales to subsidiaries	10,660
Purchases from subsidiaries	232,924
Non-operating transactions	377

4. Notes to the Statement of shareholders' equity

Type and numbers of shares outstanding and treasury stock

Type of shares	Common shares
Outstanding shares (non-consolidated) as of Jan. 31, 2007	361,066 shares
Number of shares increased	32,679,803 shares
Number of shares decreased	21,069 shares
Outstanding shares (non-consolidated) as of Jan. 31, 2008	33,019,800 shares

(Notes)

1. Breakdown of the number of increased ordinary shares held in treasury

   Increase due to purchase pursuant to requests for purchases of shares constituting less than one unit: 179,803 shares

   Increase due to acquisition by the Company through resolution of the Board of Directors: 32,500,000 shares

2. Breakdown of the number of decreased ordinary shares held in treasury

   Decrease due to sales pursuant to requests for sale of shares constituting less than one unit: 21,069 shares

5. Notes of Tax effect accounting

Significant components of deferred tax assets and liabilities

Millions of yen

	Year to January 31, 2008
Deferred tax assets	
Loss on revaluation of land for sale	36,755
Allowance for accrued retirement benefits for employees	7,916
Accumulated impairment loss	6,452
Allowance for bonuses	5,002
Accrued enterprise tax	1,674
Allowance for compensation payments on completed works	1,130
Accrued social insurance premium	573
Other	1,130
Subtotal deferred tax assets	**60,635**
Valuation allowance	**(7,323)**
Total deferred tax assets	**53,312**

Deferred tax liabilities	
Net unrealized holding gain (loss) on securities	(7,369)
Prepaid pension costs	(2,415)
Other	(2)
Total deferred tax liabilities	**(9,787)**
Net deferred tax assets and net deferred tax liabilities	**43,525**

Notes:

1. The main component of valuation allowances is the accumulated loss on impairment of fixed assets that were judged non-schedulable.
2. Net amount of deferred tax assets for the fiscal year under review is included in the following items of the balance sheets.

   Current assets – Deferred tax assets: 41,347 million yen

   Fixed assets – Deferred tax assets : 2,178 million yen

6. Notes of Fixed Assets to use by a lease

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee:

(1) Acquisition costs, accumulated depreciation and balance of leased assets as of January 31, 2008:

Millions of yen

	Acquisition costs	Accumulated depreciation	Balance as at the end year
Buildings	33,850	24,183	9,666
Machinery and equipment	8	5	2
Vehicles and delivery equipment	170	85	84
Tools, furniture and fixtures	7,548	5,843	1,704
Software	1,435	846	589
Total	43,012	30,965	12,047

Note: Acquisition costs are calculated after deducting the interest portion thereon.

(2) Future minimum lease payments subsequent to January 31, 2008 are summarized as follows:

Due in one year or less	5,166million yen
Due after one year	7,563million yen
Total	12,730 million yen

Note: The future minimum lease payments are calculated after deducting the interest portion thereon.

(3) Lease payments, depreciation of leased assets and interest portion are shown below:

Lease payments:	6,395 million yen
Depreciation of leased assets:	5,970 million yen
Interest portion	310 million yen

(4) Method of calculation of depreciation:

Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.

(5) Method of calculation of interest portion:

The difference between the total amount of lease and acquisition costs of leased assets is recognized as interest portion, and the method to distribute to respective term is based on the interest law.

(Impairment loss)

There are no impairment losses distributed to the leased assets, so that the item relating thereto are not stated.

7. Notes to the information per share

1. Shareholders' equity per share	¥1,033.87
2. Net income per share	¥72.90

8. Notes to important subsequent event

At the meeting of the Board of Directors held on March 3, 2008, the Company adopted a resolution for cancellation of 32,500,000 shares of treasury stock, on condition that a reversal of general reserves is approved at the 57th Ordinary General Meeting of Shareholders to be held on April 24, 2008.

Note:

Amounts of the Balance Sheet, Statement of Income, Notes to Balance Sheet and Statement of Income are given in the stated unit of the presentation, by disregarding any amount less than the stated unit of the presentation.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

March 13, 2008

The Board of Directors
Sekisui House, Ltd.

From: Shin Nihon & Co.
Mitsuo Kamimoto
Representative Partner
Certified Public Accountant
Tsugio Takahashi
Representative Partner
Certified Public Accountant
Ken Watabe
Representative Partner
Certified Public Accountant
Masahiko Inoue
Representative Partner
Certified Public Accountant

We have examined the consolidated financial statements including consolidated balance sheet, the consolidated statement of income, consolidated statement of shareholders' equity and list of notes to consolidated financial statements for the fiscal year from February 1, 2007 to January 31, 2008, for the purpose of reporting under the provisions of Article 444, Section 4 of the Corporation Law. The preparation of the consolidated financial statements is the responsibility of the Company's management. Our responsibility is to independently express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. As a result of the audit, we hereby acknowledges that the consolidated financial statements above fairy present the status of assets and income of the Sekisui House Group consisting of the Company and its consolidated subsidiaries, in conformity with the accounting standards generally accepted and applied in Japan.

Additional Information

As stated in the Notes to Important Subsequent Events, the Company resolved to cancel treasury stock at the meeting of the Board of Directors held on March 3, 2008.

There are no interests between the Company and the audit company or the Representative Partners that require disclosure pursuant to the provisions of the Certified Public Accountants Law. In addition, we have continually provided services prescribed in Article 2, Section 2 of the Certified Public Accountants Law to the Company, which is authorized to provide simultaneously with audit and certification services.

- End -

AUDIT REPORT CONCERNING CONSOLIDATED FINANCIAL STATEMENTS

The Board of Corporate Auditors prepared this audit report for the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, consolidated statement of shareholders' equity and list of notes to consolidated financial statements) during the fiscal year (February 1, 2007 to January 31, 2008), upon deliberation among the Corporate Auditors after the receipt of the audit report prepared by each Corporate Auditor. Our report is given below.

1. Method and Contents of Audit by Corporate Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors determined accounting policies and duties and the like assigned to each Corporate Auditor, received reports and explanations on audit and results of audit from each Corporate Auditor, received reports on the execution of duties of Directors, etc. and the Accounting Auditor and requested additional explanations, as necessary.

Each Corporate Auditor, in accordance with, *inter alia*, the audit policy set up and the duties assigned by the Board of Corporate Auditors, has received reports with respect to the consolidated financial statements from Directors, Executive Officers and employees, etc. and requested additional explanation from them as necessary, and superintended and examined whether the Accounting Auditor maintained the independent position and performed due audit, received reports on the execution of their duties from the Accounting Auditor and requested additional explanation as necessary.

In addition, the Company received a notice from the Accounting Auditor that they have prepared the "System to ensure appropriate execution of audit (matters prescribed in each item of Section 159 of the Corporate Accounting Rules)" in accordance with, among other things, the "Quality Management Standards for Audit" (Business Accounting Board, October 28, 2005) and requested additional explanation from them, as necessary.

In accordance with the method stated above, the Board of Corporate Auditors examined the consolidated financial statements for the fiscal year under review.

2. Results of Audit

We confirmed that the method and the result of the audit carried out by Shin Nihon & Co., Accounting Auditor, are fair.

March 19, 2008

Board of Corporate Auditors of Sekisui House, Ltd.
Hiroshi Itawaki, Standing Corporate Auditor (full-time)
Kenichi Kawauchi, Standing Corporate Auditor (full-time)
Takaharu Dohi, Corporate Auditor
Katsuya Kittaka, Corporate Auditor

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

March 13, 2008

The Board of Directors
Sekisui House, Ltd.

From: Shin Nihon & Co.
Mitsuo Kamimoto
Representative Partner
Certified Public Accountant
Tsugio Takahashi
Representative Partner
Certified Public Accountant
Ken Watabe
Representative Partner
Certified Public Accountant
Masahiko Inoue
Representative Partner
Certified Public Accountant

We have examined the non-consolidated financial statements for the 57th fiscal year (from February 1, 2007 to January 31, 2008) including the balance sheet, statement of income, statement of shareholders' equity, list of notes to financial statements and attached schedules, pursuant to the provisions of Article 436, Section 2, item 1 of the Corporation Law. The preparation of financial statements is the responsibility of the Company's management. Our responsibility is to independently express an opinion on the financial statements and attached schedules based on our audits.

We conducted our audits in accordance with the auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and attached schedules. We believe that our audits provide a reasonable basis for our opinion.

As a result of the audit, we hereby acknowledges that the financial statements and attached schedules above fairy present the status of assets and income of the Company, in conformity with the accounting standards generally accepted and applied in Japan.

Additional Information

As stated in the Notes to Important Subsequent Events, the Company resolved to cancel treasury stock at the meeting of the Board of Directors held on March 3, 2008.

There are no interests between the Company and the audit company or the Representative Partners that require disclosure pursuant to the provisions of the Certified Public Accountants Law. In addition, we have continually provided services prescribed in Article 2, Section 2 of the Certified Public Accountants Law to the Company, which is authorized to provide simultaneously with audit and certification services.

- End -

AUDIT REPORT

The Board of Corporate Auditors prepared this audit report based on audit reports prepared by each Corporate Auditor upon deliberation of the Corporate Auditors with respect to execution of duties by Directors for the 56th fiscal year (February 1, 2007 to January 31, 2008) and report as follows:

1. Method and Contents of Audit by Corporate Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors determined accounting policies and duties assigned to each Corporate Auditor, received reports and explanations on the audit and result of audit from each Corporate Auditor, received reports on the execution of duties of Directors and Accounting Auditor and requested additional explanations as necessary.

Each Corporate Auditor, in accordance with, *inter alia*, the audit policy set up and the duties assigned by the Board of Corporate Auditors, made efforts to communicate with Directors, Executive Officers, Audit Department and other employees, collect information and prepare and arrange for circumstances for audit. Furthermore, each Corporate Auditor attended meetings of the Board of Directors and other meetings as deemed important, received reports from the Directors and Executive Officers on their performance of duties, requested additional explanation as necessary, perused the documents whereby the important decisions were made and examined the business and financial conditions at the head office and the principal offices. Also, each Corporate Auditor supervised the resolutions of the Board of Directors relating to establishment of the system that ensures the performance of duties by Directors is in conformity with laws and regulations, and the Articles of Incorporation, and the system that ensures appropriate business of *Kabushiki Kaisha* as required under Article 100, Sections 1 and 3 of the Corporation Law Enforcement Regulations, as well as the conditions of the system established under such resolutions (internal controlling system). With respect to subsidiaries, each Corporate Auditor communicated and exchanged information with the directors and corporate auditors of subsidiaries. Based on the method stated above, we examined financial statements and attached schedules for the fiscal year under review.

Additionally, we supervised and examined that the Accounting Auditor maintained their independent position and performed due audit, and received from the Accounting Auditor reports on the execution of their duties. We requested additional explanation as necessary.

The Company received a notice from the Accounting Auditor that they have prepared the "System to ensure due execution of audit (matters prescribed in each item of Section 159 of the Corporate Accounting Rules)" in accordance with, among other things, the "Quality Management Standards for Audit" (Business Accounting Board, October 28, 2005) and requested additional explanation as necessary.

In accordance with the method stated above, the Board of Corporate Auditors examined the non-consolidated financial statements for the fiscal year under review (the balance sheet, the statement of income, statement of shareholders' equity and list of notes to financial statements) and attached schedules.

2. Results of Audit

(1) Results of audit of business reports:

1. We confirmed that the business reports and the schedules fairly shows the position of the Company, in conformity with the relevant laws and regulations and the Articles of Incorporation.
2. We do not find any unlawful acts to have been carried out by the Directors in the performance of their duties, nor do we find any material matters that are either unlawful or contrary to the Articles of Incorporation.
3. We confirmed that the resolutions of the Board of Directors relating to the internal controlling system are fair. We do not find any aspects to be pointed out for the Directors' performance of duties relating to the internal controlling system.

(2) Results of audit of financial statements and attached schedules:

We confirmed that the method and the result of the audit carried out by Shin Nihon & Co., Accounting Auditor, are fair.

March 19, 2008

Board of Corporate Auditors of Sekisui House, Ltd.
Hiroshi Itawaki, Standing Corporate Auditor (full-time)
Kenichi Kawauchi, Standing Corporate Auditor (full-time)
Takaharu Dohi, Corporate Auditor
Katsuya Kittaka, Corporate Auditor

Reference Document for General Meeting of Shareholders

Proposition No.1: Appropriation of retained earnings for the 57th fiscal year ended January 31, 2008

It is proposed to appropriate retained earnings for the year according to the schedule shown below.

1. Matters related to year-end dividends:

In view of the year's closing result, and the interest of promoting corporate strength, future business development and other aspects, the Company proposes that a dividend of ¥12 per share be paid for the fiscal year under review, to reward the shareholders support and based on the Company's continuing policy to provide stable and continuous dividends. Since the Company paid an interim dividend of ¥12 per share on September 28, 2007, the annual dividend for the fiscal year under review totals ¥24 per share.

(1) Type of dividend assets:
Cash

(2) Matters related to the appropriation of dividend assets to shareholders and total amount thereof:
12 yen per common share of the Company   Total amount: 8,116,383,336 yen

(3) Date on which dividends take effect:
April 25, 2008

2. Other matters related to the appropriation of surplus:

The Company plans to cancel shares of 32,500,000 shares of treasury stock after the close of this Ordinary General Meeting of Shareholders pursuant to resolution of the Board of Directors held on March 3, 2008, The Company proposes to transfer a part of general reserves to the retained earnings carried forward as stated below, so that the Company can use it for a part of funds of cancellation.

(1) Item of surplus that decreases and amount thereof:
General reserve   5,000,000,000 yen

(2) Item of surplus that increases and amount thereof:
Retained earnings carried forward   5,000,000,000 yen

Proposition No. 2: Changes to a part of the Articles of Incorporation

1. Reasons of the amendment

(1) In light of the current business conditions of the Company, we shall add new provisions to Article 2 (Purpose), and also modify certain words and terms to clarify the meaning and adjust the context.

(2) In order that the Company can take flexible response to operate general meetings of shareholders in line with the composition of the Board of Directors of the Company, we shall

change Article 16 (Chairman) that the Director appointed beforehand by the Board of Directors shall act as chairman of the general meeting of shareholders.

(3) In order to allow the outside Directors to perform their duties as expected to the fullest extent, Article 28 (Agreement on Limitation of Outside Directors' Liability) shall be established. Accordingly, the current Article 28 to Article 38 shall be renumbered as Article 29 to Article 39. The submission of the proposition to incorporate Article 28 (Agreement on Limitation of Outside Directors' Liability) has already received the consent from each Corporate Auditor.

2. Details of the Proposed Changes to the Articles of Incorporation

Details of the changes are as follows:

Current Articles	Proposed amendment
(Purpose) Article 2. The purpose of the Company shall be to engage in the following businesses: 1. Design, construction, contracting and supervision of buildings or structures; 2. Manufacture, sale and purchase of construction materials; 3. Purchase and sale of materials for afforestation and landscaping and for other civil engineering and construction works; 4. Contracting or undertaking of research, planning, design, execution, supervision, engineering, management and consulting business related to regional development, urban development, land preparation and environmental improvement; 5. Design, execution, contracting and supervision of construction projects; 6. Design, execution, contracting and supervision of civil engineering works, carpentering, plastering, earthwork and roofing works, works of stones, tiles, bricks, blocks and glasses, piping, painting and waterproofing, interior finish work, furnishing, electrical and telecommunication works, installation works of machinery and tools, steel structure and reinforcing works, waterworks and fire fighting equipments works;	(Purpose) Article 2. The purpose of the Company shall be to engage in the following businesses: 1. Contracting and execution of construction works; 2. Design and supervision of construction works; 3. Design, contracting, construction and supervision of landscaping and exterior construction works, and cultivation, purchase and sale of plants; 4. Contracting and execution of civil engineering works, carpenter works, plastering works, steeplejack, earthwork and concrete works, works of stones, roofing works, electrical works, piping works, tiles, bricks and blocks works, steel structure, reinforcing works, paving works, sheet metal works, glass works, painting works, waterproofing works, interior finishing works, installation works of machinery and tools, heat insulating works, telecommunication works, furnishing, water facility works and fire fighting equipments works; 5. Purchase and sale, exchange and lease of real estate, and brokerage and agent for purchase, sale, exchange and lease of real estate; 6. Management and appraisal of real estate, and management consulting business thereof;

7. Purchase, sale, lease, management and appraisal of real estate, and management consulting business thereof; 8. Brokerage and agent business for purchase, sale and lease of real estate; 9. Cultivation, purchase and sale of plants, and design, construction and contracting of gardens; 10. Purchase and sale of furniture, interior decoration, household electric appliances, housing equipments such as lighting apparatus, plumbing equipments, air conditioning system apparatus and kitchen appliances, housing attachments such as doors of gates and fences and daily sundry goods; 11. Information processing service business and production, purchase and sale of publications; 12. Development, purchase and sale of computer softwares and information processing system; 13. Management of sporting facilities, recreation facilities, training institutes, eating places such as restaurants and tearooms, lodging accommodations such as hotels and inns, and stands and management consulting business related thereto; 14. Planning and contracting of various entertainments and management of culture centers; 15. Trucking business and warehousing, and intermediation or agent business thereof; 16. Loaning of moneys, guarantee of debts and leasing of movable property; 17. Advertising agent business, non-life insurance agent business and business concerning canvassing for life insurance; 18. Administration of welfare facilities for the Company and companies belonging to the same capital group; and	7. Research, planning, design, engineering, management and consulting business related to regional development, urban development and environmental improvement; 8. Land measurement and geological survey; 9. Second class financial product transaction business; 10. Manufacture, sale and purchase of construction materials and materials for tree-planting and gardening; 11. Purchase and sale of furniture, interior decoration, household electric appliances, housing equipments, medical equipments and daily sundry goods; 12. Business relating to collection, transportation, disposition and recycle of waste; 13. Management of privately operated home for elderly and other facilities with medical and nursing care, and management consulting business related thereto; 14. Information processing service business and production, purchase and sale of publications; 15. Development, purchase and sale, and lease of computer software and information processing system; 16. Acquisition, usage and management of patent and other intellectual property rights; 17. Management of sporting facilities, recreation facilities, training institutes, eating places, lodging accommodations, and stands and management consulting business related thereto; 18. Planning, operation and contracting of various entertainments and management of culture centers; 19. Trucking business, warehousing and security service, and intermediation or agent thereof;

19. Any and all businesses incidental or related to each of the above.	20. Loaning of moneys, guarantee of debts and leasing of movable property; 21. Holding, sale, purchase and asset management of marketable securities; 22. Advertising agent business, non-life insurance agent business and business concerning canvassing for life insurance; 23. Administration of facilities for career development; 24. Administration of welfare facilities for the Company and companies belonging to the same capital group; and 25. Any and all businesses incidental or related to each of the above.
(Chairman) Article 16. The President and Director shall act as chairman of the general meeting of shareholders. Provided, however, that in case the President and Director is prevented from so acting, another Director shall act as chairman pursuant to the determination by the Board of Directors.	(Chairman) Article 16. The Director appointed beforehand by the Board of Directors shall act as chairman of the general meeting of shareholders.
(To be newly established)	(Agreement on Limitation of Outside Director's Liability) Article 28. The Company may enter into an agreement with any Outside Director to limit such Outside Director's liability under Article 423, Section 1 of the Corporation Law in the event that the requirements set forth by laws and regulations have been met, provided, however that the amount of liability as limited by such agreement shall be the sum of the minimum amount provided by laws and regulations.
Articles 28～38 (Mention abbreviation)	Articles 29～39 (The same as the present provisions)

Proposition No. 3: Election of 14 Directors:

The term of office of all the thirteen (13) current Directors terminates at the close of this Ordinary General Meeting of Shareholders.

The Company proposes the election of fourteen (14) Directors, increased by one, in order to strengthen the corporate management system.

We have candidates as follows:

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
1	Isami Wada (Apr. 29, 1941)	Apr. 1965: joined the Company Apr. 1990: Director of the Company Apr. 1994: Managing Director of the Company Apr. 1996: Senior Managing Director of the Company Apr. 1998: President & Representative Director of the Company (up to the present)	(1) 262,335 shares (2) None
2	Kazuo Yoshimitsu (Sep.18, 1944)	Feb. 1970: joined the Company Apr. 2002: Executive Officer Apr. 2004: Managing Officer in charge of real estate Apr. 2004: Director of the Company Feb. 2005: in charge of condominium and real estate Assigned to Chief Manager of Development Department Apr. 2006: Senior Managing Officer Assigned to the post of General Manager of Development Headquarters (up to the present) May 2007: Executive Vice President & Director of the Company, Executive Vice President & Executive Officer of the Company, Assistant to the President (up to the present) Aug. 2007: in charge of real estate and Tokken Building Projects (up to the present)	(1) 20,603 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1)Company shares owned (2) Special interest in Company
3	Akira Morimoto (Aug. 7, 1943)	Dec. 1972: joined the Company Apr. 1998: Director of the Company Feb. 1999: assigned to the post of Chief Manager of Technology Control Department Apr. 2000: Managing Director of the Company Apr. 2002: Director of the Company (up to the present) Managing Officer assigned to the post of Chief Manager of Technology Control Department and Design Department Aug. 2002: assigned to the post of General Manager of Technology Headquarters May 2003: in charge of technology Mar. 2004: in charge of technology and environment assigned to the post of General Manager of Technology Headquarters and Construction Headquarters Apr. 2004: Senior Managing Officer (up to the present) in charge of environment, assigned to the post of General Manager of Construction Headquarters Aug. 2006: in charge of environment and construction (up to the present)	(1) 18,200 shares (2) None
4	Sumio Wada (Jul. 8, 1945)	Sep. 1971: joined the Company Apr. 1998: Director of the Company (up to the present) assigned to the post of Superintendent of Kanto Factory Apr. 2002: Managing Officer in charge of production Apr. 2004: in charge of ICT promoting assigned to the post of General Manager of Technology Headquarters Apr. 2006: Senior Managing Officer (up to the present) in charge of technology and design Apr. 2006: in charge of technology, design and purchasing (up to the present)	(1) 27,200 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
5	Shiro Inagaki (Jun.25, 1950)	Apr. 1973: joined the Company Apr. 2002: Executive Officer assigned to the post of Chief Manager of Finance Department Apr. 2004: Managing Officer in charge of accounting and information & computer system Apr. 2004: Director of the Company (up to the present) Apr. 2006: Senior Managing Officer (up to the present) in charge of accounting & finance and information & computer system Aug. 2007: in charge of accounting & finance, information & computer system and auditing (up to the present)	(1) 9,000 shares (2) None
6	Yoshiro Kubota (Nov. 29, 1944)	Jan. 1969: joined the Company Apr. 2000: Director of the Company assigned to the post of General Manager of Saitama Sales Administration Headquarters Apr. 2002: retired from the office of Director of the Company, Managing Officer Aug. 2002: assigned to the post of General Manager of CS Promoting Headquarters (up to the present) in charge of remodeling project Apr. 2006: Senior Managing Officer (up to the present), in charge of general affairs and legal Apr. 2007: Director of the Company (up to the present) Aug. 2007: in charge of general affairs, legal and public relations (up to the present)	(1) 17,950 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
7	Toshinori Abe (Oct.27, 1951)	Apr. 1975: joined the Company Apr. 2004: Executive Officer assigned to the post of General Manager of Tohoku Sales Administration Headquarters Feb. 2005: assigned to the post of General Manager of Tokyo Sales Administration Headquarters May 2005: Managing Officer Feb. 2006: assigned to the post of General Manager of Metropolitan Area Administration Headquarters and Tokyo Sales Administration Headquarters Apr. 2006: Director of the Company (up to the present) May 2007: Senior Managing Officer, assigned to the post of Chief Manager of Corporate Management Planning Department (up to the present) in charge of Metropolitan Area Administration Aug. 2007: in charge of Metropolitan Area Administration and House Purchase & Resale (up to the present)	(1)14,000 shares (2) None
8	Yuzo Matsumoto (Jun.17, 1946)	Apr. 1970: joined the Company Apr. 2000: Director of the Company, assigned to the post of Superintendent of Shizuoka Factory Sep. 2000: assigned to the post of Superintendent of Shiga Factory Apr. 2002: retired from the office of Director of the Company Managing Officer (up to the present) Apr. 2004: in charge of Production Apr. 2004: Director of the Company (up to the present) Feb. 2007: assigned to the post of General Manager of Manufacturing Headquarters and Superintendent of Shiga Factory Aug. 2007: assigned to the post of General Manager of Manufacturing Headquarters (up to the present)	(1)16,240 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
9	Fumiaki Hirabayashi (Nov.14, 1946)	Apr. 1971: joined the Company Apr. 2002: Executive Officer in charge of advertising & sales promoting assigned to the post of Chief Secretary Apr. 2004: Managing Officer, assigned to the post of General Manager of Tokyo Administration Office (up to the present) Apr. 2006: Director of the Company (up to the present) (Status as other company's representative) President & Representative Director of Sumai no Toshokan Co., Ltd.	(1) 15,800 shares (2) None
10	Takashi Uchida (Apr.19, 1951)	Apr. 1976: joined the Company Apr. 2004: Executive Officer assigned to the post of Chief Manager of Accounting Department Apr. 2006: Managing Officer, assigned to the post of Chief Manager of Accounting & Finance Department (up to the present) Apr. 2006: Director of the Company (up to the present)	(1) 5,000 shares (2) None
11	Katsuhiko Machida (Jun.22, 1943)	Mar. 1969: joined Sharp Corporation Jun. 1987: Director of Sharp Corporation Apr. 1990: Managing Director of Sharp Corporation Oct. 1992: Representative Director and Senior Managing Director of Sharp Corporation Jun. 1998: President & Representative Director of Sharp Corporation Apr. 2007: Chairman & Representative Director of Sharp Corporation (up to the present) (Status as other company's representative) Chairman & Representative Director of Sharp Corporation	(1) 0 share (2) See Note 3. described hereinafter

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
12	Junichi Terada (Jun.4, 1947)	Apr. 1970: joined the Company Feb. 1995: Chief Manager of Mie Branch of the Company Aug. 1997: Chief Manager of Gifu Branch of the Company Apr. 2000: General Manager of Chubu Daiichi Sales Administration Headquarters and Chief Manager of Gifu Branch of the Company Aug. 2000: General Manager of Chubu Daiichi Sales Administration Headquarters of the Company Feb. 2002: General Manager of Chubu Daiichi Sales Administration Headquarters and Chief Manager of Mie Branch of the Company Apr. 2002: Executive Officer of the Company Aug. 2002: assigned to the post of General Manager of Chubu Daiichi Sales Administration Headquarters Apr. 2004: Managing Officer of the Company (up to the present) Aug. 2005: assigned to the post of General Manager of Kanagawa Sales Administration Headquarters May 2007: assigned to the post of General Manager of Tokyo Sales Administration Headquarters (up to the present)	(1) 18,969 shares (2) None
13	Tetsuo Iku (Aug.3, 1949)	Apr. 1976: joined the Company May 2003: Chief Manager of Product Planning & Design Department of the Company Apr. 2004: Executive Officer of the Company Apr. 2006: Managing Officer of the Company, assigned to the post of General Manager of Design Headquarters (up to the present)	(1) 1,000 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)		(1) Company shares owned (2) Special interest in Company
14	Kenji Hatanaka (Jul.12, 1950)	Apr. 1973: Feb. 2003: Feb. 2005: Apr. 2006: Feb. 2007: Apr. 2008:	joined the Company Chief Manager of Osaka Condominium Department of the Company General Manager of Condominium Headquarters and Chief Manager of Osaka Condominium Department of the Company Executive Officer of the Company assigned to the post of General Manager of Condominium Headquarters (up to the present) Managing Officer of the Company (up to the present)	(1) 6,000 shares (2) None

Notes:

1. Mr. Katsuhiko Machida is a candidate for an outside Director.
2. Matters concerning a candidate for an outside Director are as stated below:

   (1) Reason for election;

   The Company requests the shareholders to elect Mr. Katsuhiko Machida as an outside Director to reflect his rich knowledge and experience engaged in other company's management to the Company.

   (2) Agreement on Limitation of Outside Director' Liability;

   Upon approval and resolution of the Proposition No. 2 as originally proposed, the Company shall enter into an agreement with Mr. Katsuhiko Machida pursuant to Article 28 (Agreement on Limitation of outside Directors' Liability) of the Articles of Incorporation, to limit the amount of his liability to be the sum of the minimum amount provided by Article 423, Section 1 of the Corporation Law in the event that the requirements set forth by laws and regulations have been met.
3. The Company has business transactions with Sharp Corporation relating to the solar power generation systems and others.

Proposition No. 4: Election of 2 Corporate Auditors:

The Company proposes the election of two Corporate Auditors following the termination of the term of office of Corporate Auditor, Mr. Kenichi Kawauchi, at the close of this Ordinary General Meeting of Shareholders and the resignation of Mr. Katsuya Kittaka from the office of Corporate Auditor at the close of this General Meeting of Shareholders.

This proposition has already received approval from the Board of Corporate Auditors.

We have candidates as follows:

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
1	Tadashi Iwasaki (Mar. 21, 1944)	Apr. 1967: joined the Company Apr. 1998: Director of the Company Apr. 2002: Managing Officer in charge of personnel affairs Apr. 2004: Senior Managing Officer in charge of personnel affairs and advertising & sales promoting assigned to the post of Chief Manager of Corporate Management Planning Department Apr. 2006: in charge of personnel affairs (up to the present) Apr. 2006: Executive Vice President & Director of the Company, Executive Vice President & Executive Officer of the Company, Assistant to the President (up to the present) (Status as other company's representative) President & Representative Director of Sekisui House Umeda Operation Co., Ltd.	(1) 44,457 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Company shares owned (2) Special interest in Company
2	Eiji Mansho (Jan. 21, 1949)	Apr. 1971: joined Sekisui Chemical Co., Ltd. Jun. 2003: Director of Sekisui Chemical Co., Ltd. in charge of Building Matreial , assigned to the Head of Wood Project, in Urban Infrastructure and Environmental Products Company Apr. 2005: assigned to the Head of New Bussiness, in Urban Infrastructure and Environmental Products Company Jun. 2005: in charge of development, in Urban Infrastructure and Environmental Products Company Apr. 2006: President & Representative Director of Toto Sekisui Co., Ltd. Jun. 2006: retired from the office of Director of Sekisui Chemical Co., Ltd. Apr. 2008: Director of Toto Sekisui Co., Ltd. (up to the present)	(1) 0 share (2) None

Notes:

1. Mr.Tadashi Iwasaki will retire from the office of President & Representative Director of Sekisui House Umeda Operation Co., Ltd. at the Extraordinary General Meeting of Shareholders to be held on April 23, 2008.
2. Mr.Eiji Mansho is a candidate for an outside Corporate Auditor.
3. Matters concerning outside Corporate Auditor are as stated below:

(1) Reason for election;

The Company requests the shareholders to elect Mr. Eiji Mansho as an outside Corporate Auditor to reflect his rich knowledge and experience engaged in other company's management to strengthen the Company's audit system.

(2) Agreement on Limitation of Outside Corporate Auditors' Liability;

the Company shall enter into an agreement with Mr. Eiji Mansho pursuant to Article 34 (Agreement on Limitation of outside Corporate Auditors' Liability) of the Articles of Incorporation (to be Article 35 upon approval and resolution of the Proposition No. 2 as originally proposed), to limit the amount of his liability to be the sum of the minimum amount provided by Article 423, Section 1 of the Corporation Law in the event that the requirements set forth by laws and regulations have been met.

Proposition No. 5: Provision of Bonus to Directors as a group:

Taking into consideration the business results, the Company proposes that bonus in the aggregated amount of 220 million yen be paid for 13 Directors in office as at the end of the fiscal year under review, to reward their services for the fiscal year under review.

The Company also proposes that the amount to be paid each Director be entrusted to the Board of Directors.

- End -

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

April 3, 2008

By: Yoshiro Kubota
Yoshiro Kubota
Director & Senior Managing Officer

END

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331